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Exhibit (a)(1)(I)

PARTICIPANT NAME
ADDRESS LINE 1
CITY STATE ZIP

IMMEDIATE ATTENTION REQUIRED

March 15, 2013

Re: Sauer-Danfoss Employees' Savings Plan

Dear Plan Participant:

        Our records reflect that, as a participant in the Sauer-Danfoss Employees' Savings Plan (the "Plan"), a portion of your individual account is invested in the Sauer-Danfoss Inc. Stock Fund. This letter and the accompanying enclosures provide important information to you concerning your investment in the Sauer-Danfoss Inc. Stock Fund.

        Pursuant to an Agreement and Plan of Merger dated as of March 1, 2013 (the "Merger Agreement") by and among Danfoss A/S, a Danish corporation ("Parent"), Danfoss Acquisition, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), and Sauer-Danfoss Inc., a Delaware corporation (the "Company"), Merger Sub has initiated an offer to purchase (the "Offer") all outstanding shares of common stock (the "Shares") of the Company, not already owned by Parent and its subsidiaries other than the Company and its subsidiaries (collectively, the "Danfoss Group"), for $58.50 net per Share in cash, without interest.

        Enclosed are tender offer materials that require your immediate attention. As described below, you have the right to instruct Bank of America, N.A. (the "Bank"), as trustee of the Plan, concerning whether to tender Shares attributable to your account under the Plan. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase for Cash dated March 15, 2013 (the "Offer to Purchase"), which is enclosed with this letter.

        If you wish to participate in the Offer with respect to Shares attributable to your account held under the Plan, you will need to provide telephonic direction to the Bank BY NO LATER THAN 3:00 p.m., Eastern Standard Time, on April 10, 2013, unless the Offer is extended. If the Offer is extended, and if administratively feasible, the deadline for your provision of direction will be 3:00 p.m., Eastern Standard Time, on the business day prior to the expiration of the Offer, as extended.

        This letter summarizes the transaction, your rights under the Plan and Trust and the procedures for directing the Bank with regards to the Offer. You should also review the more detailed information provided in the Offer to Purchase.

BACKGROUND

        Merger Sub has made a tender offer to purchase all of the outstanding Shares, not already owned by the Danfoss Group, for $58.50 net per Share, without interest. The enclosed Offer to Purchase sets forth the purpose, terms and conditions of the Offer and is being provided to all stockholders of the Company. The Solicitation/Recommendation Statement from the Special Committee of the Board of Directors of the Company (the "Special Committee") on Schedule 14D-9 regarding the Offer is also enclosed.

        The Offer applies to Shares held by the Plan as part of the Sauer-Danfoss Inc. Stock Fund. As of March 15, 2013, the Plan held approximately 135,000 Shares in the Sauer-Danfoss Inc. Stock Fund, a unitized stock fund. Only the Bank, as trustee of the Plan and upon proper direction from participants, can tender these Shares in response to the Offer. As a participant under the Plan, you have the right to direct the Bank to tender some or all of the Shares attributable to your individual account in the Plan. The Bank will tender Shares attributable to your participant account at the close of the Offer in accordance with your instructions. The Bank will not tender Shares attributable to your participant account for which it does not receive timely or complete directions. If you do not provide direction to the Bank via telephone on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares attributable to your Plan account will be tendered in response to the Offer.

        The Sauer-Danfoss Inc. Stock Fund is a unitized stock fund. As a unitized stock fund, a portion of the fund is held in stock and a portion of the fund is held in money market funds to maintain liquidity for trading investments in the Plan. Should you properly notify the Bank of your intent to tender Shares attributable to your account, you will receive upon completion of the Offer $58.50 net per share for each allocable share tendered. You will also receive your allocable portion of the money market funds. The total of these two amounts will be deposited into the Plan's default investment, the lifecycle fund appropriate for your retirement at age 65, following a one-day settlement period. Once deposited into the default fund, you may reallocate these proceeds to other investment options as you see fit.

        As described in the Offer to Purchase, upon the completion of the Offer and assuming certain tender offer objectives have been met, Merger Sub intends to consummate a merger with the Company. Upon completion of such merger, any remaining Shares outstanding, other than those held by the Danfoss Group, will be converted to a cash equivalent right to receive the same price net per share (i.e. $58.50) as was paid in the Offer. The conversion to a cash equivalent right upon completion of such merger would include any remaining Shares attributable to your Plan account that were not previously tendered by you.

        If the merger described above is completed by Merger Sub, any remaining Shares attributable to your account still held by the Plan will be converted into cash at the rate of $58.50 net per share, without interest. You will also receive your allocable portion of the money market funds. The total of these two amounts will be deposited into the Plan's default investment, the lifecycle fund appropriate for your retirement at age 65, following a one-day settlement period. Once deposited into the default fund, you may reallocate these proceeds to other investment options as you see fit.

        Neither the Bank nor the Company makes any recommendation to you as a participant regarding whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT MUST MAKE HIS OR HER OWN DECISION ON THIS MATTER.

CONFIDENTIALITY

        To assure the confidentiality of your decision, the Bank and its affiliates or agents will tabulate the directions provided via telephone. Neither the Bank nor its affiliates or agents will make the results of your individual direction available to Parent, Merger Sub, the Company, or Sauer-Danfoss (US) Company.

PROCEDURE FOR DIRECTING TRUSTEE

        If you wish to direct the Bank with respect to the Offer, you may call 1-800-228-4015 and speak with a Participant Services Representative. Representatives will be available on business days from 8:00 a.m. to 7:00 p.m., Eastern Standard Time, and will be available from 8:00 to 3:00 P.M., Eastern Standard Time, on April 10, 2013 subject to any extensions of the Offer, as described above. If you do not properly instruct the Bank by the notification deadline specified, Shares attributable to your account will be considered uninstructed and will not be tendered in response to the Offer.

        Your direction will be deemed irrevocable unless withdrawn by 3:00 p.m., Eastern Standard Time, on April 10, 2013, unless the Offer is extended, in which case the deadline for receipt of your direction of withdrawal will be 3:00 p.m., Eastern Standard Time, on the business day prior to the expiration of the Offer, as extended. In order to make an effective withdrawal or to change your election, you must call 1-800-228-4015. Please note that the last timely, properly completed direction the Bank receives from a participant will control and be followed by the Bank.

        As described in the Offer to Purchase, Merger Sub has the right to extend the Offer. In the event of an extension, you may call the Bank at 1-800-228-4015 to obtain information on any extended Plan participant direction deadline.

        After 3:00 p.m., Eastern Standard Time, on April 10, 2013, the deadline for providing direction to the Bank (unless extended), the Bank and its affiliates or agents will complete the tabulation of all directions and the Bank, as trustee, will tender the appropriate number of Shares on behalf of the Plan. Unless the Offer is terminated or amended in accordance with its terms, all Shares properly tendered will be exchanged for $58.50 net cash, without interest, following the completion of the Offer.

        INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE TENDER OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS' ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN. ALL PROCEEDS WILL BE DEPOSITED IN THE PLAN'S DEFAULT LIFECYLE FUND APPROPRIATE FOR YOUR RETIREMENT AT AGE 65, FOLLOWING A ONE-DAY SETTLEMENT PERIOD. ONCE DEPOSITED INTO THE DEFAULT FUND, YOU MAY REALLOCATE THESE PROCEEDS TO OTHER INVESTMENT OPTIONS AS YOU SEE FIT.

EFFECT OF TENDER OFFER ON YOUR SHARE ACCOUNT

        If, prior to or as of 3:00 p.m., Eastern Standard Time, on April 10, 2013, you direct the Bank to tender some or all of the Shares attributable to your Plan account, all exchanges out, loans, withdrawals and distributions involving the Sauer-Danfoss Inc. Stock Fund attributable to the tendered shares will be prohibited until all processing related to the Offer has been completed, unless the Offer is terminated or extended. Balances in the Sauer-Danfoss Inc. Stock Fund will be utilized to calculate amounts eligible for loans and withdrawals throughout this freeze. If you choose to withdraw the tender of your Shares in accordance with the instructions provided in this letter, the freeze on these transactions involving the Sauer-Danfoss Inc. Stock Fund will be lifted. You can call the Bank at 1-800-228-4015 to obtain updated information on expiration dates, deadlines and freezes.

        If you do not provide directions to the Bank in a timely and complete manner, you will continue to have access to exchanges out, and process loans, withdrawals and distributions from the Sauer-Danfoss Inc. Stock Fund, subject to Plan rules.

        Please note that any Shares added to your account after you have notified the Bank of your intent to tender Shares will not be tendered in response to the Offer. These acquired but excluded Shares under the Plan may continue to be exchanged out, loaned, withdrawn, and distributed. If you have made your initial tender instructions and then acquire additional Shares after your instructions but prior to the Offer deadline, you will be required to call in your instructions for these additional Shares if you want them tendered in response to the Offer. Any and all Shares which you have tendered are not eligible for loans, withdrawals, or distributions.

        If you do not elect to have your Shares tendered, the Shares will continue to be held in the Plan. Upon completion of the Offer and assuming that merger is also completed by Merger Sub as described above, any remaining shares attributable to your account will be converted to a cash equivalent right of $58.50 net per Share, and deposited into the Plan's default investment, the lifecycle fund appropriate for your retirement at age 65, following a one-day settlement period. Once deposited into the default fund, you may reallocate these proceeds to other investment options as you see fit. In addition, contributions once directed to the Sauer-Danfoss Unitized Stock Fund will be directed to this same lifecycle fund, unless you request otherwise.

STATUS OF CASH PROCEEDS

        As directed by the Plan fiduciary, the Bank will invest all cash proceeds received as a result of the Offer into the Plan's default investment, the lifecycle fund appropriate for your retirement at age 65, following a one-day settlement period. This also applies to any proceeds received after completion of the merger for all Shares that were not tendered before the stated deadline. You may call the Bank at 1-800-228-4015 after the reinvestment is complete to learn the effect of the tender on your account. As soon as the proceeds are credited to the default lifecycle fund you may redirect the funds to any of the funds in the Plan portfolio. If you do not redirect the funds, they will remain in the default lifecycle fund and remain available to redirect at any time pursuant to the plan parameters that apply to all Plan investments.

        If Merger Sub eliminates all remaining public ownership through the Offer and subsequent merger process, the Sauer-Danfoss Inc. Stock Fund will be effectively eliminated from the investment choices under the Plan. In this case, contributions once allocated to the Sauer-Danfoss Inc. Stock Fund, will be allocated to the Plan's default investment, the lifecycle fund appropriate for your retirement at age 65, unless you request otherwise.

SHARES OUTSIDE THE PLAN

        If you hold Shares directly, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct the Bank to tender or not tender the Shares attributable to your individual account under the Plan. The direction to tender or not tender Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter.

FURTHER INFORMATION

        If you require additional information concerning the procedure to tender Shares attributable to your individual account under the Plan, please contact the Bank at 1-800-228-4015. If you require additional information concerning the terms and conditions of the Offer, please call MacKenzie Partners the information agent for the Offer, at (212) 929-5500.

Sincerely,
Bank of America, N.A Trustee for the Sauer-Danfoss Employees' Savings Plan

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and other subsidiaries of Bank of America Corporation ("BAC"). MLPF&S is a registered broker-dealer, member SIPC and a wholly owned subsidiary of BAC.

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  Exhibit (a)(1)(I)